

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2019

Roderick Wong, M.D.
Chief Executive Officer
Health Sciences Acquisitions Corporation
412 West 15th Street
Floor 9
New York, NY 10011

  Re: Health Sciences Acquisitions Corporation
    Preliminary Proxy Statement on Schedule 14A
    Filed October 2, 2019
    File No. 001-38906

Dear Dr. Wong:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Giovanni Caruso, Esq.